UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated February 10, 2014

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye Gold" or "the Company")

**RESULTS FOR THE SIX MONTHS AND YEAR ENDED 31 DECEMBER 2013:
PRESENTATION AND CONFERENCE CALL DETAILS**

Westonaria, 10 February 2014:
Further to the Production Update and Trading statement released on
30 January 2014, Sibanye Gold (JSE: SGL, NYSE: SGBL) will be
releasing its Operating and Financial Results for the six-months and
year-ended 31 December 2013, on SENS and the company's website -
www.sibanyegold.co.za – at 08:00 am (SA time) on Thursday 20
February 2014.

The Company will also be hosting a presentation, which will
simultaneously be webcast that morning, and a conference call in the
afternoon, both of which will be available for playback on the
company website.

LIVE PRESENTATION, WEBCAST AND CONFERENCE CALL:
Time: 10:00 (CAT)
Venue: Hilton Sandton, 138 Rivonia Rd, Sandton 2196

AFTERNOON CONFERENCE CALL:
Time: 16:00 (CAT), 09:00 (EST)

DIAL IN NUMBERS:

Country	Toll Number	Toll-free Number
South Africa	011 305 2030	
United Kingdom		0808 162 4061
Other countries	+27 11 305 2030	

Ask for the Sibanye Gold call

The digital replay will be available after the call. Playback
details are as follows:
Playback code: 25417/29295

South Africa	+27 11 305 2030
UK (Toll-Free)	0 808 234 6771
Other	+27 11 305 2030

ENDS

Contact

James Wellsted
Head of Corporate Affairs
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: February 10, 2014

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer